

Hoot Health, Inc.
(the "Company")
a New Jersey Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

**Certified Public Accountants, Cyber Security,  and Governance Risk & Compliance Professionals**

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hoot Health, Inc. Management

We have reviewed the accompanying financial statements of Hoot Health, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter..

*RNB Capital LLC*

Tamarac, FL
August 29, 2025

# HOOT HEALTH, INC.
# BALANCE SHEETS

| AS OF DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **ASSETS** | | | |
| *Current Assets:* | | | |
| Cash and Cash Equivalents | $ | 97,607 | 39,831 |
| Accounts Receivable | | 7,647 | - |
| *Total Current Assets* | | 105,254 | 39,831 |
| *Non-Current Assets:* | | | |
| Other Non-Current Assets | $ | - | - |
| *Total Non-Current Assets* | | - | - |
| **TOTAL ASSETS** | $ | 105,254 | 39,831 |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| *Current Liabilities:* | | | |
| Accounts Payable | $ | 28,087 | 30,862 |
| Deferred Revenue | | 55,640 | 46,823 |
| Shareholder Loan | | 121,842 | 21,842 |
| *Total Current Liabilities* | $ | 205,568 | 99,527 |
| *Non-Current Liabilities:* | | | |
| Other Non-Current Liabilities | $ | - | - |
| *Total Non-Current Liabilities* | $ | - | - |
| *TOTAL LIABILITIES* | | 205,568 | 99,527 |
| **EQUITY** | | | |
| Common Stock | $ | 160 | 160 |
| Additional Paid In Capital | | 36,918 | 37,229 |
| SAFE | | 325,000 | 200,000 |
| Accumulated Deficit | | (462,392) | (297,085) |
| *TOTAL EQUITY* | $ | (100,314) | (59,696) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 105,254 | 39,831 |

See Accompanying Notes to these Unaudited Financial Statements

## HOOT HEALTH, INC.
## STATEMENT OF OPERATIONS

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **Revenues** | | | |
| **Revenue- Subscription** | $ | 525,893 | 353,108 |
| **Revenue- Implementation Fees** | | 51,724 | 34,215 |
| **Revenue- Sponsorship** | | 10,250 | - |
| **Cost of Goods Sold** | | (20,397) | (15,232) |
| **Gross Profit** | $ | 567,471 | 372,091 |
| | | | |
| **Operating Expenses** | | | |
| General and Administrative | $ | 376,403 | 336,639 |
| Advertising & Marketing | | 31,158 | 90,922 |
| Contractor Expense | | 311,191 | 149,841 |
| Rent & Lease | | 14,027 | 14,183 |
| *Total Operating Expenses* | | **732,778** | **591,586** |
| *Total Loss from Operations* | $ | **(165,306)** | **(219,495)** |
| *Other Income (Expense)* | | | |
| Other Income (Expense) | $ | - | - |
| *Total Other Income (Expense)* | | **-** | **-** |
| *Net Income (Loss)* | $ | **(165,306)** | **(219,495)** |

See Accompanying Notes to these Unaudited Financial Statements

# HOOT HEALTH, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | | Retained Earnings | Total Shareholders' |
| | # of Shares | $ Amount | APIC | SAFE | (Deficit) | Equity |
|---|---|---|---|---|---|---|
| Beginning balance at 1/1/23 | 1,600,000 | 160 | 43,898 | 150,000 | (77,590) | 116,468 |
| Issuance of Common Stock | - | - | - | - | - | - |
| Additional Paid-in Capital | - | - | (6,669) | - | - | (6,669) |
| SAFE | - | - | - | 50,000 | - | 50,000 |
| Net income (loss) | - | - | - | - | (219,495) | (219,495) |
| Ending balance at 12/31/23 | 1,600,000 | 160 | 37,229 | 200,000 | (297,085) | (59,696) |
| Issuance of Common Stock | - | - | - | - | - | - |
| Additional Paid-in Capital | - | - | (311) | - | - | (311) |
| SAFE | - | - | - | 125,000 | - | 125,000 |
| Net income (loss) | - | - | - | - | (165,306) | (165,306) |
| Ending balance at 12/31/24 | 1,600,000 | 160 | 36,918 | 325,000 | (462,392) | (100,314) |

See Accompanying Notes to these Unaudited Financial Statements

## HOOT HEALTH, INC.
## STATEMENT OF CASH FLOWS

| YEAR ENDED DECEMBER 31, | | 2024 | 2023 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net Income (Loss) | $ | (165,306) | (219,495) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | |
| Accounts Receivable | | (7,647) | - |
| Accounts Payable | | (2,775) | 11,936 |
| Deferred Revenue | | 8,817 | 42,254 |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | | (1,606) | 54,190 |
| *Net Cash provided by (used in) Operating Activities* | $ | (166,912) | (165,305) |
| **INVESTING ACTIVITIES** | | | |
| Other Non-Current Assets | $ | - | - |
| *Net Cash provided by (used in) Investing Activities* | $ | - | - |
| **FINANCING ACTIVITIES** | | | |
| Additional Paid In Capital | $ | (311) | (6,669) |
| SAFE | | 125,000 | 50,000 |
| Shareholder Loan | | 100,000 | |
| *Net Cash provided by (used in) Financing Activities* | $ | 224,689 | 43,331 |
| Cash at the beginning of period | | 39,831 | 161,805 |
| Net Cash increase (decrease) for period | $ | 57,777 | (121,974) |
| Cash at end of period | $ | 97,607 | 39,831 |

Supplemental Disclosures of Cash Flow Information:

| | | | |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Interest | | - | - |
| Income taxes | | - | - |

Supplemental Disclosures of NonCash Investing and Financing Activities

No significant non-cash investing and financing activities.

See Accompanying Notes to these Unaudited Financial Statements

_____

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hoot Health, Inc ("the Company") was founded on May 20, 2021 in New Jersey. The Company plans to earn revenue as a SAAS platform for marketing automation combined with health disease specific content to help doctors capture and convert more patients into their private pay specialty treatments. The Company has an office in Millstone, New Jersey. The Company's customers are doctor's practices and private equity groups who own doctors' practices in the US, Canada. The Company plans to conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

_____

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $97,607 and $39,831 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Currently, management does not deem it necessary to have an allowance for doubtful accounts.

_____

**Components of Accounts Receivable**

| Description | 2024 | 2023 |
|---|---|---|
| Trade Accounts Receivable | 7,647 | - |
| Less: Allowance for Doubtful Accounts | - | - |
| **Totals** | **7,647** | **-** |

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectibility of individual accounts and the aging of outstanding receivables. Currently, Management does not deem it necessary to have an allowance for doubtful accounts.

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. There are three (3) customers accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling annual subscriptions to its platform. Additionally, the company receives sponsorship revenues for conducting webinars.

Platform subscription: Customers make payments to the Company on a bi-annual and monthly mode of payment during a 12-month cycle. 50% of the payment is received on the day the contract is signed and the remaining 50% is received over the 12-month subscription period. The Company's primary performance obligation is to maintain an acceptable level of software access for users over the subscription period, typically 12 months. Revenue is recognized over the life of the subscription monthly, as performance obligations are satisfied. The Company has deferred revenue of $55,640 and $46,823 for the years ended 2024 and 2023, respectively, for prepaid subscriptions with remaining performance obligations.

Webinar sponsorship revenues: The company's primary performance obligation is to conduct webinars, where it hosts speakers, and promotes its customers' brand. Revenue is recognized when the event occurs and promotion obligations are met.

_____

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has 282,353 authorized options under its 2022 Equity Incentive Plan. The Company has  17,540 and 8,040 issued and outstanding options as of December 31, 2024 and December 31, 2023, respectively. Among these options issued and outstanding, 11,790 and 8,040 options were vested as of December 31, 2024 and December 31, 2023, respectively.

_____

The following is an analysis of shares of the Company's common stock issued as compensation:

| | Nonvested Shares |
|---|---|
| Nonvested shares, January 1, 2023 | - |
| Granted | - |
| Vested | - |
| Forfeited | - |
| Nonvested shares, December 31, 2023 | - |
| Granted | 9,500 |
| Vested | (3,750) |
| Forfeited | - |
| Nonvested shares, December 31, 2024 | 5,750 |

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

| | Total Options |
|---|---|
| Total options outstanding, January 1, 2023 | 8,040 |
| Granted | - |
| Exercised | - |
| Expired/cancelled | - |
| Total options outstanding, December 31, 2023 | 8,040 |
| Granted | 9,500 |
| Exercised | - |
| Expired/cancelled | - |
| Total options outstanding, December 31, 2024 | 17,540 |
| | |
| Options exercisable, December 31, 2024 | 11,790 |

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

**Significant Components of Deferred Tax Assets and Liabilities**
As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

_____

**Significant Components of Deferred Tax Assets and Liabilities**

|  | 2024 | 2023 |
|---|---|---|
| Net Operating Loss Carryforwards | - | 82,598 |
| Accrued Expenses | - | - |
| Depreciation (difference in methods/timing) | - | - |
| Other Temporary Differences | - | (8,522) |
| **Gross Deferred Tax Asset** | **-** | **74,076** |
|  |  |  |
| Less: Valuation Allowance | - | (74,076) |
| Net Deferred Tax Asset (Liability) | **-** | **-** |

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

*Net Operating Loss Carryforwards*
As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $275,325. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Likewise, State NOLs generally do not expire. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

**Components of Income Tax Expense (Benefit)**

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

**Components of Income Tax Benefit**

| Component | 2024 | 2023 |
|---|---|---|
| Current tax expense | - | - |
| Deferred tax expense (benefit) | - | 73,525 |
| Valuation Allowance | - | (73,525) |
| Net Deferred Tax Asset (Liability) | **-** | **-** |

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**Income Taxes Paid**

|                                  | 2024 | 2023 |
|----------------------------------|------|------|
| Federal                          | -    | -    |
| State                            |      |      |
| Foreign                          |      |      |
| Net Deferred Tax Asset (Liability) | **-** | **-** |

*Rate Reconciliation*

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

**Rate Reconciliation**

|                                              | 2024 | | 2023 | |
|----------------------------------------------|------|------|------|------|
|                                              | Amount ($) | % of Pretax Income (Loss) | Amount ($) | % of Pretax Income (Loss) |
| Income tax benefit at U.S. Statutory Rate (21%) | (34,714) | 21.00% | (46,094) | 21.00% |
| State taxes, net of federal benefit          | (14,878) | 9.00% | (19,755) | 9.00% |
| Permanent differences                        | -        | 0.00% | 4,444    | -2.02% |
| Change in Valuation Allowance                | (8,522)  | 5.16% | 8,522    | -3.88% |
| Other                                        | -        | 0.00% | -        | 0.00% |
| Total Income Tax Expense (benefit)           | **(58,114)** | **35.16%** | **(52,883)** | **24.09%** |

*Explanation of Significant Reconciling Items:*
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

*Unrecognized Tax Benefits:*
The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2024 remain open to examination by federal and state tax authorities.

_____

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2024. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024,, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2023 and 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.


**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, and December 31, 2023, Founder & CEO, Robert Miglani, loaned the company $121,842 and $21,842, respectively, to cover operating expenses. The loan is made at zero percent interest and is due on demand.

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## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for its 12-month lease contract renewable every year.

## NOTE 5 – LIABILITIES AND DEBT

Except for the Founder & CEO loan mentioned in Note 3- Related party transactions, the Company does not have any long-term debt and liabilities.

## NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.0001 per share. 1,600,000 common shares were issued and outstanding as of December 31, 2024, and December 31, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

During the periods ending December 31, 2024, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $325,000 and $200,000 as of December 31, 2024, and December 31, 2023, respectively. The valuation caps of the agreements entered were $8M - $12M and a discount rate of 5%.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2025, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through August 15, 2025, and has determined that there were no material changes to the expected collectibility of accounts receivable as of the balance sheet date.

Hooth Health, Inc
Notes to the Unaudited Financial Statements
December 31$^{st}$, 2024 and December 31, 2023

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In May and June 2025, the Company's founder & CEO, Robert Miglani, loaned the company an  additional amount of  $100,000 to cover operating expenses.  The loan is made at zero percent interest and is due on demand.

During 2025, the Company entered into two additional SAFE agreements amounting to $50K.  The SAFES have a $12M valuation cap with a 5% discount.

Additionally, in July 2025, the Company granted an additional 6,500 shares in options.